October 2010: Third Quarter Review

Best September Since 1933

Stocks experienced a September to remember as the market turned in its best September since 1933. Mid-cap growth is leading the way YTD with a 14.4% performance. Growth is outperforming value as both the large-cap and small-cap growth segments are not far behind the leader. The bond market and gold market took a bit of a breather this quarter, but are still performing well year-to-date. Our Fund performance this quarter was hindered by our exposure to gold, our large-value holdings and a reduction in the value of a closely held security. As a result, we underperformed our benchmark during the third quarter, leading to a slight underperformance for the first nine months of 2010. However, each of our largest five stocks and largest new stocks handily outperformed the market for the quarter.

Earnings  Estimates  Increasing

Last quarter, investors were questioning the staying power of the economy, as GDP growth slipped to 1.7%. But as analysts examined sustainability of the global economy, they began to increase the 2010 operating earnings estimate for the S&P 500. After bottoming at $79.53 in late July, it rose to $79.93 at the start of September and is now sitting at $80.32. Third quarter is a tricky period for tracking estimates, because analysts start to pay attention to next year's earnings potential. Soon, 2011 estimates will start influencing stock prices, and the outlook is positive, as earnings are expected to grow by 15% to $92.41.

Support  from  the  Fed

As the Federal Reserve watched the economy's growth slow to a trickle last quarter, it announced that it stood ready to support a continued U.S. recovery with more quantitative easing. This announcement added further upward pressure to stock prices, as the principle objective is to lower real interest rates further in order to stimulate borrowing and lending. It's estimated that our banking system currently has about $1 trillion in excess reserves, but borrowers are not eager to increase their debt and banks are not eager to increase their lending. So the money just sits there in the system doing little to help finance economic growth. If the Fed can keep rates at their current low levels but increase our inflation rate just a touch (thereby decreasing real interest rates), then corporations and consumers will have more nominal income and will be more likely to take on more debt. As real interest rates drop further, stocks should theoretically continue to gain in price.

In the near term, it would not be unusual for the stock market to experience a slight correction or move sideways to consolidate the large September gains. But the market remains in an uptrend that began early last month. If the global economy can continue to make progress, then rising earnings estimates should provide further support for higher stock prices.


MARKET  SECTOR  PRICE  CHANGES



                     % 3 Months              %YTD

S&P 500 Index             10.7%              2.3%
Russell Large Index       11.0%              2.9%
Russell Mid Index         12.9%              9.6%
Russell Small Index       10.9%              8.1%
Russell 3000 Index        11.0%              3.3%




Last  3  Months  and  YEAR-TO-DATE



VALUE       BLEND     GROWTH
 9.5%       11.0%       12.6%        LARGE
 2.7%        2.9%        3.1%
11.5%       12.9%       14.4%        MEDIUM
 9.4%        9.6%       10.0%
 9.2%       10.9%       12.7%        SMALL
 6.5%        8.1%        9.7%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        13%            10%
Consumer Staple             4%            11%
Energy                     10%            11%

Financial                  10%            16%
Health Care                 7%            11%
Industrials                 9%            11%

Information Tech           23%            19%
Materials                   7%             4%
Telecommunications          0%             3%

Utilities                   1%             4%
Sector-Specific ETFs        9%            N/A
Cash                        6%            N/A
Other                       1%            N/A



STOCK  SECTOR  ALLOCATION



VALUE       BLEND     GROWTH
12%           16%        24%        LARGE

 4%            9%        27%        MEDIUM

 2%            0%         6%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                             % of Fund
American Tower Corp                               2.2%
Rovi Corp                                         2.2%
Alexion Pharmaceuticals Inc                       2.0%
Medicis Pharmaceutical Corp                       1.7%
Informatica Corp                                  1.4%



TOP  FIVE  STOCK  HOLDINGS



                                                         % of Fund
Cognizant Technology Solutions Corp                           3.2%
Dollar Tree Inc                                               2.3%
American Tower Corp                                           2.2%
Rovi Corp                                                     2.2%
Alexion Pharmaceuticals Inc                                   2.0%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.